Exhibit 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  (905) 726-2462
Fax:  (905) 726-7164


TSX accepts Notice of Intention to Make Normal Course Issuer Bid

    AURORA, ON, November 8, 2007 - Magna International Inc. (TSX: MG.A,
NYSE: MGA) today announced that the Toronto Stock Exchange ("TSX") had accepted its Notice of Intention to Make a Normal Course Issuer Bid (the "Notice"). Pursuant to the Notice, we may purchase for cancellation and/or for purposes of our long-term retention (restricted stock) and restricted stock unit programs, up to 9,000,000 Magna Class A Subordinate Voting Shares (the "Bid"), representing 9.9% of our public float. As of November 6, 2007, we had 117,860,222 issued and outstanding Class A Subordinate Voting Shares, including a public float of 90,558,994 Class A Subordinate Voting Shares.

    <<
    As previously disclosed, the purpose of the Bid is:

    - to attempt to offset any dilution arising from: (a) the issuance from treasury on September 20, 2007 of 20 million of Class A Subordinate Voting Shares pursuant to a statutory plan of arrangement involving Magna and OJSC Russian Machines, to the extent such issuance was not offset by the 11.9 million Magna Class A Subordinate Voting Shares we purchased for cancellation pursuant to a substantial issuer bid which was completed on September 25, 2007; and (b) the issuance from treasury from time to time of Class A Subordinate Voting Shares on exercise of Magna stock options; and

    - to fund our restricted stock awards, the redemption of restricted stock units and our deferred profit sharing plans.
    >>

    The Bid will commence on November 12, 2007 and will terminate no later than November 11, 2008. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the New York Stock Exchange ("NYSE") in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934. Both the rules and policies of the TSX and Rule 10b-18 contain restrictions on the number of shares that can be purchased under the Bid, based on the average daily trading volumes of the Class A Subordinate Voting Shares on the TSX and NYSE, respectively. As a result of such restrictions, subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day during the Bid on the TSX is 91,737. Subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase. Subject to regulatory requirements, the actual number of Class A Subordinate Voting Shares and the timing of any purchases will be determined by us having regard to future price movements and other factors.
    The size of the Bid was adjusted from that disclosed on November 6, 2007 to account for shares in our Canadian and U.S, deferred profit sharing plans, which are excluded from the public float.

    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.
    We have approximately 83,000 employees in 240 manufacturing operations and 62 product development and engineering centres in 23 countries.

    FORWARD-LOOKING STATEMENTS
    --------------------------
    This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, those related to the strategic alliance with OJSC Russian Machines ("Russian Machines"), including: the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, realized at all or may take longer to realize than expected; we will be governed by a board of directors on which the Stronach Trust and Russian Machines each, indirectly, have the right to designate an equal number of nominees, in addition to the current co-chief executive officers, with the result that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and Russian Machines for so long as the governance arrangements remain in place between them; our Russian strategy involves making investments and carrying on business and operations in Russia, which will expose us to the political, economic and regulatory risks and uncertainties of that country; the possibility that Russian Machines may exercise its right to withdraw its investment and exit from the governance arrangements in connection with the strategic alliance at any time after two years; the possibility that the Stronach Trust may exercise its right to require Russian Machines to withdraw its investment and exit from such arrangements at any time after three years; and the possibility that Russian Machines' lender may require Russian Machines to withdraw its investment and exit from such arrangements at any time if such lender is entitled to realize on its loan to Russian Machines. In addition to the risks, assumptions and uncertainties related to our relationship with Russian Machines, there are additional risks and uncertainties relating generally to us and our business and affairs, including the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholders, the Stronach Trust and Russian Machines; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information: Vincent J. Galifi, Executive Vice-President and Chief Financial Officer of Magna at (905) 726-7100